CUSIP No.: 500 507 108            Schedule 13D                Page 1 of 13 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 17)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                   Ordinary Shares/American Depositary Shares
                         (Title of Class of Securities)

                                   500 507 108
                                 (CUSIP Number)

                              Marc A. Berger, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  June 23, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 500 507 108            Schedule 13D                Page 2 of 13 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Claridge Israel LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,375,835
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,271,166
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    104,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,375,835
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No.: 500 507 108            Schedule 13D                Page 3 of 13 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Charles Bronfman Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,375,835
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,375,835
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,375,835
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No.: 500 507 108            Schedule 13D                Page 4 of 13 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Esarbee Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     N/A (no transaction reflected in this Amendment 17)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,271,167
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,271,167
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,271,167
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No.: 500 507 108            Schedule 13D                Page 5 of 13 Pages

The following constitutes Amendment No. 17 ("Amendment No. 17") to the Schedule 13D dated October 22, 1997, as amended by Amendment Nos. 1 - 16 (collectively, the "Original Schedule 13D"). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer.

      Unchanged from the initial Statement on Schedule 13D dated October 22,
1997.

Item 2. Identity and Background.

      Item 2 of the Original Schedule 13D is amended described in paragraph (a) below and Schedule I hereto. Paragraphs (b) and (c) are repeated as of the date of the filing of this Amendment 17.

      (a) Schedule I to the Original Schedule 13D is amended as set forth on
Schedule I. References herein to the "Schedule I Persons" means the Schedule I Persons as defined in the Original Schedule 13D, as such roster is amended hereby.

      (b) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been convicted in a criminal proceeding.

      (c) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Original Schedule 13D is amended by inserting the following at the end of Item 3:

      Claridge paid its 50% of the $8,968,039.92 consideration ($4,484,019.96) from its working capital. Neither Esarbee nor The Charles Bronfman Trust engaged in any transactions involving the Issuer's Ordinary Shares.

Item 4. Purpose of Transaction.

      Item 4 of the Original Schedule 13D is amended and restated as follows:

      The securities reported are being held by the Reporting Persons for investment purposes. The purpose of the Reporting Persons for Claridge in the transactions reported in this Amendment 17 is to further intra-group planning, and to acquire collateral to be pledged in connection with certain lending arrangements with a commercial bank.

      The purpose of Claridge's option grant to 87215 Canada Ltd. ("87215") was also to further intra-group planning.

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CUSIP No.: 500 507 108            Schedule 13D                Page 6 of 13 Pages

      Except as set forth in this Amendment No. 17 and in the attached Exhibits, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of the Reporting Persons will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

      (a) The first three paragraphs of clause (a) of Item 5 of the Original
Schedule 13D are amended and restated in the paragraphs that follow:

            Claridge may be deemed to beneficially own 2,375,835 Ordinary Shares. With respect to Claridge, this represents 15.1% of the Ordinary Shares of the Issuer (based on 15,741,160 Ordinary Shares represented to be outstanding December 31, 2003), less Ordinary Shares held by the Company and a subsidiary (which do not have voting rights).

            CBT may also be deemed to beneficially own 2,375,835 Ordinary Shares, because it holds 99% of the issued and outstanding ownership interests of Claridge. This represents 15.1% of the Ordinary Shares of the Issuer (based on 15,741,160 Ordinary Shares, less Ordinary Shares held by the Company and a subsidiary (which do not have voting rights). CBT, by virtue of its ownership interests in Claridge and ability to elect managers of Claridge, may be deemed to have shared voting rights and shared rights to dispose of these Ordinary Shares.

            Esarbee may be deemed to beneficially own 2,271,167 Ordinary Shares. With respect to Esarbee, this represents 14.43% of the Ordinary Shares of the Issuer (based on 15,741,160 Ordinary Shares outstanding, less Ordinary Shares held by the Company (which do not have voting rights).

      (b) Clause (b) of Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

      Each of the Reporting Persons has the sole voting and dispositive rights with respect to the Ordinary Shares which it has already acquired, except as described in the next sentence. While Claridge has sole voting rights with respect to its 2,375,835 Ordinary Shares, disposition of 104,669 of the Ordinary Shares will necessarily involve 87215 by virtue of Claridge's option grant to 87215. CBT has an indirect beneficial ownership interest in the 2,375,835 Ordinary Shares described above by virtue of its 99% interest in Claridge.

      (c) Except as set forth in this Amendment No. 17, during the last sixty days there have been no transactions in the Ordinary Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their Schedule I Persons.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP No.: 500 507 108            Schedule 13D                Page 7 of 13 Pages

      Charles R. Bronfman sold to Claridge and The Charles R. Bronfman Trust ("CR.BT") 204,338 Ordinary Shares of the Issuer, effective June 23, 2004. The purchase price was $8,968,039.92, which will be paid in equal portions by Claridge and CR.BT. Under the terms of the option grant by Claridge to 87215, Claridge granted 87215 an option to 104,669 Ordinary Shares of the Issuer (together with any securities distributed prior the exercise date as dividends or other distribution to holders of the Ordinary Shares) for an exercise price equal to (a) $12,500,000, less (b) all extraordinary cash dividends paid, if any, upon 104,669 Ordinary Shares prior to the exercise date. The option lapses on October 31, 2006.

Item 7. Material to be Filed as Exhibits.

      Exhibit 99.1. Memorandum of Agreement dated June 23, 2004, by and among Charles R. Bronfman, Claridge Israel LLC and The Charles R. Bronfman Trust.

      Exhibit 99.2 Letter Agreement evidencing option granted by Claridge Israel LLC in favor of 87215 Canada Ltd.

CUSIP No.: 500 507 108            Schedule 13D                Page 8 of 13 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: June 24, 2004.

CLARIDGE ISRAEL LLC                     ESARBEE INVESTMENTS LIMITED

By: /s/ Jay Rubinstein                  By: /s/ Richard Doyle
    -----------------------------           ------------------------------
    Name:  Jay Rubinstein                   Name:  Richard Doyle
    Title: Manager                          Title: Vice President


THE CHARLES BRONFMAN TRUST

By: /s/ Jay Rubinstein
    -----------------------------
    Name:  Jay Rubinstein
    Title: Trustee

CUSIP No.: 500 507 108            Schedule 13D                Page 9 of 13 Pages

                                   SCHEDULE I
                                 TO SCHEDULE 13D

                           Information with Respect to
                  Shareholders or Members, or Trustees thereof,
      Executive Officers, and Directors or Members of the Reporting Person

Amendments:

1. With respect to the Board of Managers of Claridge Israel LLC, the information found in Amendment No. 16 is hereby deleted and the following information is hereby inserted into Schedule I:

Board of Managers of the Reporting Person:

Bruce Judelson      Withers Bergman LLP      Principal, Withers    United States
Jay Rubinstein      157 Church Street        Bergman LLP
                    New Haven, CT 06510

2. The roster of executive officers of Claridge Israel LLC is hereby deleted in its entirety. Claridge no longer has officers.